Exhibit 99.1

Alpha Tau Announces Grant of Expanded Radioactive License and Final Pre-Clinical Laboratory Regulatory Approval at its Jerusalem Headquarters

JERUSALEM, Mar. 03, 2023 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. ("Alpha Tau", or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today that the Israeli Ministry of Environmental Protection has granted the Company an amended radioactive license in the main manufacturing floor of its production facility in Jerusalem, increasing the maximum allowable amount of Thorium-228 for use and possession to produce Alpha DaRT sources from 30 milliCurie to 100 milliCurie. This expanded license could support the production of up to 300,000 Alpha DaRT sources per year in this facility.

In addition, the Company is also pleased to announce that it has received approvals from both the Israeli Ministry of Environmental Protection and the Animal Testing Council at the Israeli Ministry of Health for its pre-clinical radioactive laboratory at its Jerusalem headquarters, to conduct pre-clinical experiments utilizing mice and rats. The Company has now successfully completed all requirements for the certification of this laboratory and may begin submitting experimental protocols for ethics committee approval.

Alpha Tau CEO Uzi Sofer commented, “As our clinical trials continue to expand at an ever-increasing pace, led by our flagship ReSTART multicenter cutaneous SCC pivotal study in the U.S. alongside multiple trials in internal organs, the tremendous need for ongoing expansion of our manufacturing capacity, both in the U.S. and in Israel, remains critical to ensuring a steady supply of our Alpha DaRT treatments. Likewise, we are continuously growing our manufacturing and quality assurance teams to enable us to meet our current and future goals for the foreseeable future. In addition, with the exploration of combinations between the Alpha DaRT and other cancer therapies remaining a cornerstore of our strategy, our ability to test such combinations in-house in our own pre-clinical lab will allow us to optimize such combinations efficiently and help us examine a variety of possible combination trials for exploration in people desperately suffering from metastatic cancers.”

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 28, 2022, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact

IR@alphatau.com